EXHIBIT 99.5

FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO FOURTH AMENDED AND RESTATED CREDIT AGREEMENT (this "First Amendment") is made and entered into as of the 28th day of March, 2025 (the "First Amendment Effective Date"), among EPCO HOLDINGS, INC. a Delaware corporation ("Borrower"), CITIBANK, N.A., as administrative agent (in such capacity, the "Administrative Agent"), the Lenders party hereto, JPMORGAN CHASE BANK, N.A., MIZUHO BANK, LTD., MUFG BANK, LTD., TRUIST BANK and WELLS FARGO BANK, NATIONAL ASSOCIATION, as Co-Syndication Agents, and BARCLAYS BANK PLC, ROYAL BANK OF CANADA, SUMITOMO MITSUI BANKING CORPORATION, THE BANK OF NOVA SCOTIA, HOUSTON BRANCH, and THE TORONTO DOMINION BANK, NEW YORK BRANCH, as Co-Documentation Agents, and CITIBANK, N.A., WELLS FARGO SECURITIES, LLC, BARCLAYS BANK PLC, JPMORGAN CHASE BANK, N.A., MIZUHO BANK, LTD., MUFG BANK, LTD., RBC CAPITAL MARKETS, SUMITOMO MITSUI BANKING CORPORATION, TD SECURITIES (USA) LLC, THE BANK OF NOVA SCOTIA, HOUSTON BRANCH and TRUIST SECURITIES, INC., as Joint Lead Arrangers and Joint Book Runners.

R E C I T A L S:

A.   On March 31, 2023, the Borrower, the lenders party thereto and the Administrative Agent entered into a certain Fourth Amended and Restated Credit Agreement (the "Existing Credit Agreement", and as amended hereby, the "Credit Agreement") whereby, upon the terms and conditions therein stated, the lenders party to the Existing Credit Agreement agreed to make certain Loans (as defined therein) and extend certain credit to Borrower.

B.   The parties hereto mutually desire to amend the Existing Credit Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Borrower, the Lenders and the Administrative Agent hereby agree as follows:

1.   Certain Definitions.

1.1   Terms Defined Above. As used herein, the terms "Administrative Agent", "Borrower", "Credit Agreement", "Existing Credit Agreement", "First Amendment" and "First Amendment Effective Date", shall have the meanings indicated above.

1.2   Terms Defined in Credit Agreement. Unless otherwise defined herein, all terms beginning with a capital letter which are defined in the Credit Agreement shall have the same meanings herein as therein unless the context hereof otherwise requires.

2.   Amendments to Existing Credit Agreement.

2.1   Defined Terms.

(a)   The term "Agreement," as defined in Section 1.01 of the Existing Credit Agreement, is hereby amended to mean the Existing Credit Agreement, as amended hereby and as the same may be further amended, extended, supplemented or otherwise modified from time to time.

(b)   The reference to "December 31, 2022" in the definition of "Material Adverse Change" as defined in Section 1.01 of the Existing Credit Agreement is hereby amended to refer instead to "December 31, 2024".

(c)   The definition of "Maturity Date" as defined in Section 1.01 of the Existing Credit Agreement is hereby amended in its entirety to read as follows:

"Maturity Date" means the third anniversary of the First Amendment Effective Date, unless accelerated pursuant to Article VII hereof.

(d)   The reference to "December 31, 2022" in Section 3.04(a) of the Existing Credit Agreement is hereby amended to refer instead to "December 31, 2024".

2.2   Additional Defined Terms. Section 1.01 of the Existing Credit Agreement is hereby further amended and supplemented by adding the following new definitions, which read in their entirety as follows:

"First Amendment" means that certain First Amendment to Fourth Amended and Restated Credit Agreement dated as of the First Amendment Effective Date among the Borrower, the Lenders and the Administrative Agent.

"First Amendment Effective Date" means March 28, 2025.

2.3   Beneficial Ownership Certification. The last sentence of Section 3.10 of the Existing Credit Agreement is hereby amended in its entirety to read as follows:

As of the First Amendment Effective Date, all of the information included in the most recent Beneficial Ownership Certification provided to the Administrative Agent is true and correct.

2.4   The Administrative Agent. The eighth paragraph of Section 8.01 of the Existing Credit Agreement is hereby amended by:

(a)   adding the following at the end of the first sentence thereof:

"and, confirms, as of the First Amendment Effective Date (or such later date as it becomes a Lender hereunder), that it has entered into this Agreement as a Lender for the purpose of making, acquiring, purchasing and/or holding the commercial loan set forth herein and not for the purpose of investing in the general performance or operations of EPD, the Borrower and their Subsidiaries or for the purpose of making, acquiring, purchasing or holding any other type of financial instrument such as a security"; and

(b)   adding the following at the end thereof:

"and agrees that it will not assert any claim under any federal or state securities law or otherwise in contravention of this paragraph".

2.5   Confidentiality. Section 9.12 of the Existing Credit Agreement is hereby amended by adding the following sentence at the end thereof:

For the avoidance of doubt, nothing herein prohibits any individual from communicating or disclosing information regarding suspected violations of laws, rules or regulations to a Governmental Authority.

2.6   Partial Release of Pledged Uncertificated Common Units. Administrative Agent and Lenders hereby consent to the release of 3,000,000 uncertificated Common Units pledged as Collateral pursuant to that certain Fourth Amended and Restated Pledge and Security Agreement dated March 31, 2023 by Borrower in favor of Administrative Agent (the "Pledge Agreement"; such Common Units released hereby, the "Released Collateral"); provided, Borrower, Administrative Agent and Lenders hereby agree that the foregoing is a partial release relating solely to the Released Collateral and shall in no way release, affect or impair Administrative Agent's and Lenders' rights, titles, interests and Liens against any other Collateral described in and/or covered by the Pledge Agreement, including without limitation any right, title, interest or Lien on (x) the remaining 15,000,000 uncertificated Common Units that continue to be pledged as Collateral pursuant to the Pledge Agreement and (y) any additional Common Units representing limited partner interests, if any, hereafter constituting Collateral under the Pledge Agreement.

2.7   Security Instruments. The references to "18,000,000" in item #1 of Exhibit F to the Existing Credit Agreement and on Exhibit A to the Pledge Agreement are hereby amended to refer instead to "15,000,000".

2.8   Conditions Precedent. The obligation of the Lenders party hereto and the Administrative Agent to enter into this First Amendment shall be conditioned upon the following conditions precedent:

(a)   The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this First Amendment signed on behalf of such party or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy transmission of a signed signature page of this First Amendment) that such party has signed a counterpart hereof.

(b)   The Administrative Agent shall have received favorable written opinions (addressed to the Administrative Agent and the Lenders and dated the First Amendment Effective Date) of the Borrower and Willkie Farr & Gallagher LLP, substantially in the forms delivered in connection with the Existing Credit Agreement and reasonably satisfactory to the Administrative Agent.

(c)   The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to (1) the organization, existence and good standing of the Borrower and its Subsidiaries party to any Loan Documents, and (2) the authorization of the transactions contemplated hereby, this First Amendment and any other legal matters relating to the Borrower and its Subsidiaries party to any Loan Document, this First Amendment and the transactions contemplated hereby, or the Credit Agreement, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d)   The Administrative Agent shall have received a certificate, dated the First Amendment Effective Date and signed by the President, an Executive Vice President or a Financial Officer of the Borrower, confirming compliance with the conditions set forth in Section 2.8(h) hereof and paragraph (a) of Section 4.02 of the Credit Agreement.

(e)   The Administrative Agent shall have received all fees and other amounts due and payable to or on behalf of the Administrative Agent or any Lender on or prior to the First Amendment Effective Date, including, to the extent invoiced prior to closing, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower under the Credit Agreement.

(f)   All necessary governmental and third-party approvals, if any, required to be obtained by the Borrower in connection with the First Amendment and the transactions contemplated hereby and otherwise referred to herein shall have been obtained and remain in effect (except where failure to obtain such approvals will not, to the best of Borrower's knowledge, have a Material Adverse Effect), and all applicable waiting periods shall have expired without any action being taken by any applicable authority.

(g)   The Administrative Agent shall have received all financing statements (including amendments to previously recorded financing statements) required to perfect the Liens granted by the Security Instruments, and appropriate Uniform Commercial Code search reports reflecting no prior Liens, except for Permitted Liens.

(h)   No event shall have occurred with respect to the Borrower and its Subsidiaries, taken as a whole, which has had, or could, to the best of Borrower's knowledge, reasonably be expected to have, a Material Adverse Effect.

(i)   The Lenders shall have received satisfactory unaudited financial statements of the Borrower for the fiscal year ended December 31, 2024.

(j)   No Default or Event of Default has occurred and is continuing.

(k)   Borrower shall have delivered to the Administrative Agent a Beneficial Ownership Certification in relation to it at least two (2) Business Days prior to the Effective Date.

(l)   The Administrative Agent shall have received such other information, documents or instruments as it or its counsel may reasonably request.

2.9   Effectiveness. Subject to the satisfaction of the conditions precedent set forth in Section 2.8 hereof, this First Amendment shall be effective as of the First Amendment Effective Date. On and after the effectiveness hereof, this First Amendment shall for all purposes constitute a Loan Document.

3.   Representations and Warranties. The Borrower represents and warrants that:

(a)   the representations and warranties of the Borrower set forth in the Credit Agreement and the other Loan Documents are true and correct in all material respects (except to the extent that any representation and warranty that is qualified by materiality is true and correct in all respects) on and as of the First Amendment Effective Date (other than those representations and warranties that expressly relate to a specific earlier date, which were true and correct in all material respects as of such earlier date (except to the extent that any such representation and warranty that was qualified by materiality was true and correct in all respects as of such earlier date));

(b)   as of the First Amendment Effective Date no Default or Event of Default has occurred and is continuing;

(c)   the transactions contemplated hereby and the execution, delivery and performance hereof are within the Borrower's corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action;

(d)   this First Amendment has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law; and

(e)   as of the First Amendment Effective Date all of the information included in the Beneficial Ownership Certification is true and correct.

4.   Extent of Amendments. Except as expressly herein set forth, all of the terms, conditions, defined terms, covenants, representations, warranties and all other provisions of the Credit Agreement, the Security Instruments and the other Loan Documents, and any and all Liens granted under or pursuant to the Security Instruments to secure the Obligations, are hereby ratified and confirmed and shall remain in full force and effect. The execution, delivery and effectiveness hereof shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

5.   Counterparts. This First Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Each party hereto agrees that any Electronic Signature hereto or execution hereof in the form of an Electronic Record shall be valid and binding on itself and each of the other parties hereto to the same extent as a manual, original signature. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the parties of a manually signed paper which has been converted into electronic form (such as scanned into PDF format), or an electronically signed paper converted into another format, for transmission, delivery and/or retention.

6.   References. On and after the First Amendment Effective Date, the terms "Agreement", "hereof", "herein", "hereunder", and terms of like import when used in the Credit

Agreement, and any references to the Credit Agreement in any other Loan Document, shall, except where the context otherwise requires, refer to the Existing Credit Agreement, as amended hereby.

7.   <u>Governing Law</u>. This First Amendment shall be governed by and construed in accordance with the laws of the State of New York and applicable federal law.

THIS FIRST AMENDMENT, THE CREDIT AGREEMENT, AND THE OTHER LOAN DOCUMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

This First Amendment shall benefit and bind the parties hereto, as well as their respective assigns, successors, heirs and legal representatives.

[Signatures Begin on Next Page]

EXECUTED as of the First Amendment Effective Date.

BORROWER:

EPCO HOLDINGS, INC.,
a Delaware corporation

By: /s/ Christian M. Nelly
    Christian M. "Chris" Nelly
    Executive Vice President-Finance and Treasurer

CITIBANK, N.A.,
as Administrative Agent, Issuing Bank
and a Lender

By:/s/ Maureen Maroney
   Name: Maureen Maroney
   Title: Vice President

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Co-Syndication Agent
and a Lender

By:/s/ Emily Board
    Name: Emily Board
    Title: Vice President

JPMORGAN CHASE BANK, N.A.,
as Co-Syndication Agent and a Lender

By:/s/ Umar Hassan
   Name: Umar Hassan
   Title: Authorized Officer

MIZUHO BANK, LTD.,
as Co-Syndication Agent and a Lender

By:/s/ Edward Sacks
   Name: Edward Sacks
   Title: Managing Director

EPCO Holdings 1st Amendment

MUFG BANK, LTD.,
as Co-Syndication Agent and a Lender

By:/s/ Vidhya Rajasekar
    Name: Vidhya Rajasekar
    Title: Authorized Signatory

TRUIST BANK,
as Co-Syndication Agent and a Lender

By:/s/ Lincoln LaCour
   Name: Lincoln LaCour
   Title: Director

BARCLAYS BANK PLC,
as Co-Documentation Agent and a Lender

By:/s/ Sydney G. Dennis
    Name: Sydney G. Dennis
    Title: Director

ROYAL BANK OF CANADA,
as Co-Documentation Agent and a Lender

By:/s/ Sue Carol Sedillo
   Name: Sue Carol Sedillo
   Title: Authorized Signatory

SUMITOMO MITSUI BANKING CORPORATION,
as Co-Documentation Agent and a Lender

By:/s/ Alkesh Nanavaty
   Name: Alkesh Nanavaty
   Title: Executive Director

THE BANK OF NOVA SCOTIA,
 HOUSTON BRANCH,
as Co-Documentation Agent and a Lender

By:/s/ Joe Lattanzi
    Name: Joe Lattanzi
    Title: Managing Director

THE TORONTO-DOMINION BANK,
 NEW YORK BRANCH,
as Co-Documentation Agent and a Lender

By:/s/ Lionel Baptista
    Name: Lionel Baptista
    Title: Authorized Signatory

EPCO Holdings 1st Amendment

BANK OF AMERICA, N.A., a Lender

By: /s/ Alia Qaddumi
    Name: Alia Qaddumi
    Title: Director

EPCO Holdings 1st Amendment

CREDIT AGRICOLE CORPORATE AND
INVESTMENT BANK, a Lender

By:/s/ Andrew Sidford
    Name: Andrew Sidford
    Title: Managing Director

By:/s/ Gordon Yip
    Name: Gordon Yip
    Title: Director

PNC BANK, NATIONAL ASSOCIATION,
a Lender

By:/s/ Anvar Musayev
    Name: Anvar Musayev
    Title: Vice President

U.S. BANK NATIONAL ASSOCIATION,
a Lender

By:/s/ Beth Johnson
    Name: Beth Johnson
    Title: Senior Vice President

SOCIETE GENERALE, a Lender

By:/s/ Richard Bernal
    Name: Richard Bernal
    Title: Managing Director

EPCO Holdings 1st Amendment

BANCO BILBAO VIZCAYA ARGENTARIA,
S.A. NEW YORK BRANCH,
a Lender

By:/s/ Cara Younger
   Name: Cara Younger
   Title: Managing Director

By:/s/ Armen Semizian
   Name: Armen Semizian
   Title: Managing Director

BANK OF MONTREAL, a Lender

By:/s/ Gennaro Costa
    Name: Gennaro Costa
    Title: Director

EPCO Holdings 1ˢᵗ Amendment

DEUTSCHE BANK AG NEW YORK BRANCH,
a Lender

By:/s/ Ming K. Chu
    Name: Ming K. Chu
    Title: Director

By:/s/ Marko Lukin
    Name: Marko Lukin
    Title: Vice President

                    EPCO Holdings 1st Amendment

MORGAN STANLEY BANK, N.A., a Lender

By:/s/ Michael King
    Name: Michael King
    Title: Authorized Signatory